Exhibit 99.4

PRESS RELEASE
OTC-BB: CPPXF

CONTINENTAL ENERGY ENGAGES POINTE ATLANTIC

JAKARTA – September 22, 2009 - Continental Energy Corporation (OTCBB: CPPXF) (the “Company”) an emerging international oil and gas company, today announced the engagement of Pointe Atlantic, Inc. a leading investment banking firm, as its financial advisor and exclusive placement agent to assist the Company with its growth initiatives, including, but not limited to, identifying acquisition or merger candidates on a global basis, raising capital, and other related activities.

“Particularly in today’s economic environment, there are numerous opportunities on a global basis to expand our business through the creation of synergistic relations and business combinations,” said Richard L. McAdoo, Continental Chairman and Chief Executive Officer.  “We will look to our investment banker to help facilitate and evaluate potential transactions, including the raising of additional capital, as we seek opportunities that will enhance our growth and shareholder value.”

Peter M. Peterson, Chief Executive Officer of Pointe Atlantic, Inc. stated: “We look forward to our relationship with Continental regarding equity financing and other potential transactions in the near future such as joint ventures, strategic alliances and opportunistic acquisitions.  The Company has a solid track record and a highly qualified management team, these are strengths coupled with global opportunities in the oil and gas industry.”

On behalf of the Company,

Richard L. McAdoo, CEO

About Continental Energy Corporation - Continental is a small and aggressive oil and gas exploration company focusing its efforts on making large commercial discoveries and establishing petroleum production in low to medium risk, but high potential reward, international properties; particularly in Indonesia.

 About Pointe Atlantic, Inc. - Pointe Atlantic is a full-service investment-banking and financial advisory firm headquartered in Tampa, Florida.  Pointe specializes in customized financial advisory assignments including capital raising, debt placement, strategic and financial partnerships, and mergers and acquisitions.

Source:  Continental Energy Corporation

Media Contact: 214-800-5135 or AGORACOM Investor Relations, cppxf@agoracom.com

Further Info:  www.continentalenergy.com and after 9/24/09 http://agoracom.com/ir/continentalenergy

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.